Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020

April 15, 2011

Larry Spirgel
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc. Form 8-K Filed March 7, 2011 File No. 333-166343

Dear Mr. Spirgel:

We are in receipt of your letter dated April 1, 2011 to Mr. Longlin Lu, our President and Chief Executive Officer, in regard to the above-referenced Current Report on Form 8-K (the “Comment Letter”). We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However we are unable to provide a complete response on or before April 15, 2011 (the “Due Date”) since our independent registered public accounting firm requires additional time to complete its audit of our financial statements for the fiscal year ended December 31, 2010.  Please accept this correspondence as our request for an extension of the Due Date to April 28, 2011.

Thank you for your attention to this matter.

Sincerely,

Kirin International Holding, Inc.

/s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer